[redacted]

09042313

ABX 9/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/08** (MM/DD/YY) AND ENDING **06/30/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Buck Kwasha Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Penn Plaza, 30th Floor
(No. and Street)

New York	**NY**	**10119**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karl W. Lohwater **(212) 330-1045**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Mellon Center	**Pittsburgh**	**PA**	**15219**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 8 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/17

OATH OR AFFIRMATION

I, Karl W. Lohwater, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buck Kwasha Securities LLC, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Karl W. Lohwater

Signature

Chief Financial Officer

Title

Roy Schutz

Notary Public

Roy Schutz
Notary Public, State of New York
Qualified in Nassau County-No. 01SC6084145
Commission Expires December 2, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUCK KWASHA SECURITIES, LLC

Table of Contents

KPMG LLP
Suite 2500
One Mellon Center
Pittsburgh, PA 15219-2598

Independent Auditors' Report

The Member
Buck Kwasha Securities, LLC
New York, New York:

We have audited the accompanying statements of financial condition of Buck Kwasha Securities, LLC (the Company) as of June 30, 2009 and 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of statements of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Buck Kwasha Securities, LLC as of June 30, 2009 and 2008 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Pittsburgh, Pennsylvania
August 26, 2009

BUCK KWASHA SECURITIES, LLC

Statements of Financial Condition

June 30, 2009 and 2008

Assets		**2009**	**2008**
Cash	$	2,079,967	2,037,785
Accrued fees receivable		55,367	246,062
Income tax recoverable from affiliate		26,652	
Prepaid expenses		33,467	1,928
Total assets	$	2,195,453	2,285,775
Liabilities and Member's Equity			
Accrued expenses	$	37,000	25,000
Income tax payable to affiliate			244,501
Total liabilities		37,000	269,501
Member's equity:			
Member's contributions		425,886	416,743
Accumulated earnings		1,732,567	1,599,531
Total member's equity		2,158,453	2,016,274
Total liabilities and member's equity	$	2,195,453	2,285,775

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Buck Kwasha Securities, LLC (Company) is a Delaware limited liability company formed on February 11, 2005 and engaged in the general business of distributing securities of open-end investment companies on a subscription order basis. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). Buck Consultants, LLC (Parent), a Delaware corporation, has a 100% interest in the Company.

The Company's fees receivable comprise primarily 12b-1 fees paid by open-end investment companies. 12b-1 fees are taken out of an investment company's fund's assets periodically to cover the costs of marketing and distributing the fund to investors and are used to compensate a broker. The Company's customers are primarily institutional retirement plans for whom ACS HR Solutions, LLC, an affiliate of the Company, provides recordkeeping and other third party administration services. The amount of revenues derived by the Company from 12b-1 fees is largely dependent on the total value and composition of open-end investment company securities (mutual funds) owned by the Company's customers, primarily the institutional retirement plan clients of ACS HR Solutions, LLC. Neither the Company nor ACS HR Solutions, LLC has any discretion over the investments made by these institutional retirement plans. Many of these plans are 401(k) plans and other defined contribution plans that provide for participant-directed investments.

The Company does not take custody of client funds or securities and is not involved in the settlement of these mutual fund trades, which are settled directly between the institutional customers and the mutual fund.

The Company is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the rule.

(b) Cash

The Company maintains cash balances at one financial institution. At times, the amount on deposit at this institution exceeds the $250,000 maximum balance insured by the Federal Deposit Insurance Corporation (FDIC).

(c) Mutual Fund Fees

Mutual fund fees that primarily comprise 12b-1 fees are accrued as earned monthly based on the estimated average net assets of the investment companies owned by the Company's customers when the services are provided and earned based on contractual terms with the customer.

(d) Allocated Expenses

The Company receives some of its services from the Parent, which provides the use of its employees, facilities, and utilities. These expenses are incurred on an arms-length basis.

(Continued)

(e) ***Income Taxes***

The Company is a single-member, limited liability company, which is treated as a disregarded entity for federal tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation. However, as there is a tax-sharing agreement with other members of the consolidated group and though the Company is not a separate tax paying entity, federal, state, and local tax expense is reflected in these financial statements as if it filed its own returns.

The Parent's ultimate owner, Affiliated Computer Services, Inc. (ACS), files consolidated federal, state, and city tax returns, which include the Company. In accordance with the tax-sharing agreement with ACS, the amount of current tax expense or benefit is either remitted to or received from the Parent by applying the ACS consolidated tax rate to the Company's income. Accordingly, the difference between the Company's separate return accounting policy and amounts allocated under the tax-sharing arrangement is accounted for as a capital contribution. There are no temporary differences between the financial reporting and tax bases of assets and liabilities; accordingly, no deferred taxes have been provided as of June 30, 2009 and 2008.

(f) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts therein. Actual results may differ from these estimates.

(2) Regulatory Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

The Company had regulatory net capital of $2,042,967 and $1,768,284 as of June 30, 2009 and 2008, respectively, and a regulatory net capital requirement of $5,000 and $17,966 as of June 30, 2009 and 2008, respectively. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.02 to 1 and 0.15 to 1 at June 30, 2009 and 2008, respectively.

(3) Related-Party Transactions

(a) ***Expenses***

Expenses were recorded under an expense-sharing agreement for the years ended June 30, 2009 and 2008. There were no amounts due to the Parent at June 30, 2009 or 2008.

(b) ***Income Taxes***

Accrued income taxes receivable (payable) on the statements of financial condition of $26,652 and ($244,501) as of June 30, 2009 and 2008, respectively, are due from (to) the Parent in accordance with the Company's tax-sharing agreement.

(Continued)

(4) Income Taxes

The Company identified no material uncertain income tax positions in accordance with FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). The Company does not have a balance of accrued interest and penalties as of June 30, 2009.

From time to time, the Parent is subject to examination by various tax authorities in jurisdictions in which the Parent has significant business operations. As the Company is included in the consolidated tax return of ACS, the Company is jointly and severally responsible for the income tax obligations of the consolidated group resulting from such examinations. The Company regularly assesses the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations. As of June 30, 2009, the Company does not expect to make any significant payments as a result of any adjustment from the finalization of any such examinations.

KPMG

KPMG LLP
Suite 2500
One Mellon Center
Pittsburgh, PA 15219-2598

Independent Auditors' Report over Internal Control

The Member
Buck Kwasha Securities, LLC
New York, New York:

In planning and performing our audit of the financial statements of Buck Kwasha Securities, LLC (the Company), as of and for the year ended June 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Pittsburgh, Pennsylvania
August 26, 2009

KPMG

BUCK KWASHA SECURITIES, LLC

Statements of Financial Condition

June 30, 2009 and 2008

(With Independent Auditors' Report Thereon)